Exhibit 99.1

NewGen Announces Planned $30 Million Strategic Investment in Solana Digital Asset Staking

NewGen’s significant expansion of its digital asset portfolio demonstrates its continued commitment to the blockchain technology sector

BANGKOK, June 2, 2025 (GLOBE NEWSWIRE) -- NewGenIvf Group Limited (NASDAQ: NIVF) (“NewGen” or the “Company”), a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments, today announced plans to invest US$30 million in staking the digital asset Solana, marking a substantial expansion of the company’s digital asset investment strategy. The investment will be funded through existing credit facilities of US$26 million and US$100 million with ATW and White Lion, respectively.

Solana is recognized as one of the leading blockchain platforms, known for its high-speed transaction processing capabilities and growing ecosystem of decentralized applications. Solana’s staking mechanism allows token holders to earn rewards derived from the network’s inflation mechanism while simultaneously supporting network security and decentralization. By aligning with Solana, NewGen is strategically positioning to harness the power of a platform that is shaping the future of decentralized technology, offering immense potential for growth and innovation.

This strategic move builds upon NewGen’s initial entry into the digital assets space with a US$1 million Bitcoin investment completed in December 2024. The decision underscores management’s continued confidence in the long-term potential of blockchain-based assets and decentralized finance protocols. As part of its expanded digital asset strategy, the Company plans to establish a dedicated subsidiary focused specifically on digital asset operations and investments, providing enhanced operational focus and strategic flexibility as NewGen forges ahead.

Mr. Siu Wing Fung Alfred, Founder, Chairman, and CEO of NewGen, commented “This investment represents a natural evolution of our digital asset strategy and positions us strategically within the burgeoning digital assets space. The decision to scale our investment from our initial $1 million Bitcoin position to this substantial $30 million Solana commitment reflects our growing conviction in digital assets as a legitimate asset class. We believe Solana’s robust ecosystem and staking opportunities provide compelling value creation potential for our shareholders while diversifying our investment portfolio in this transformative technology sector, and we are eager to reap the potential rewards of this staking.”

About NewGen

NewGen is a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments. With a mission to aid couples and individuals in building families regardless of fertility challenges, NewGen has dedicated itself to creating increased access to infertility treatment and providing comprehensive fertility services for its customers. NewGen’s management team collectively has over a decade of experience in the fertility industry. NewGen’s clinics are located in Thailand, Cambodia, and Kyrgyzstan, and present a full suite of services for its patients, including comprehensive infertility and assisted reproductive technology treatments, egg and sperm donation, and surrogacy, in the appropriate jurisdictions, respectively. To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations, business strategy, and financial condition. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as (i) extreme volatility in the digital asset market; (ii) regulatory uncertainty regarding the classification and treatment of digital assets; (iii) technological vulnerabilities specific to the Solana blockchain, including network outages, transaction failures, or security breaches; (iv) concentration risk from holding a single digital asset; (v) liquidity constraints impacting the ability to execute large transactions; (vi) operational risks related to custody, staking, or transaction execution; (vii) competition from alternative blockchain protocols; (viii) reputational, legal, or financial harm resulting from ecosystem malfunctions or third-party actions; and (ix) constraints in accessing or maintaining credit facilities necessary to fund the investment under the Company’s existing facility agreements. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s annual report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com